10b5-1 Purchase Plan
COUNSEL SHOULD BE CONSULTED PRIOR TO ITS USE.
     Purchase Plan, dated March 12, 2009 (the “Purchase Plan”), between Joseph Keithley (“Buyer”) and Thomas Weisel Partners LLC (“TWP”).
     WHEREAS, the Buyer desires to establish this Purchase Plan to buy shares of common stock, no par value (the “Stock”), of Keithley Instruments (the “Issuer”); and
     WHEREAS, the Buyer desires to engage TWP to effect Purchases of shares of Stock in accordance with the Purchase Plan;
     NOW, THEREFORE, the Buyer and TWP hereby agree as follows:
1.	TWP shall effect a buy (each a “Buy”) of shares of Stock as prescribed in section 2, on [each day on which [Name of Principal Exchange or Market] (the “Exchange”) is open and the Stock trades regular way on the Exchange] [each [Monday] on which the [Name of Principal Exchange or Market] (the “Exchange”) is open and the Stock trades regular way on the Exchange] at [a price of not less than $ ] [the then prevailing market (bid) price], commencing [ date , 20 ].

2.	The express specifications of the buy are as follows (select one):
     a.     ☐     Please buy                                                   shares at                                                              on                                                             .
     b.     ☐      Please buy 25% of the prior four (4) weeks Average Daily Trading Volume (“ADTV”) shares each day.
     c.     ☑     Please buy subject to the following program:
[Describe amount, price and date formula and/or dependencies here or attach a schedule]

(PLEASE SEE ATTACHED PURCHASE SCHEDULE)

Initials:

3.	This Purchase Plan shall become effective on March 12, 2009 and shall terminate on the earlier of September 30, 2009; or the aggregate purchase amount of $250,000 of Keithley Instruments common stock has been purchased.

4.	Buyer understands that TWP may not be able to effect a Buy due to a market disruption or a legal, regulatory or contractual restriction applicable to TWP. If any Purchase cannot be executed as required by paragraph 1, due to a market disruption, a legal, regulatory or contractual restriction applicable to TWP or any other event, TWP shall effect such Purchase as promptly as practical after the cessation or termination of such market disruption, applicable restriction or other event.

5.	TWP agrees to make all purchases in accordance with the terms and conditions (including the timing, price and volume limitations) set forth in Rule 10b-18 of the Securities Exchange Act of 1934 (“Exchange Act”), as amended or otherwise modified by the Securities and Exchange Commission. Buyer agrees not to take any action which would cause any such purchase not to comply with the said Rule 10b-18.

6.	Buyer represents and warrants that they are not aware of material, nonpublic information with respect to the Issuer or any securities of the Issuer (including the Stock) and is entering into this Purchase Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1.

7.	Buyer understands that this plan may not be amended with respect to any material non-public information or during periods specified by Issuer Corporate Counsel as restricted.

8.	If Issuer enters into a transaction or if any other event occurs that results, in issuer’s good faith determination, in the imposition of any restrictions on trading by the Buyer (“Buyer Trading Restrictions”), such as a stock offering requiring an affiliate lockup, Buyer and Issuer shall promptly but in no event later than three days prior to the date of the remaining trade(s) specified in Section 2, provide TWP notice of such restrictions. With respect to any Buyer Trading Restrictions for which Buyer and Issuer have given TWP notice, TWP shall stop effecting trades under this plan and this plan shall thereupon terminate.

9.	It is the intent of the parties that this Purchase Plan comply with the requirements of Rule 10b5-1(c)(1)(i)(B) under the Exchange Act and this Purchase Plan shall be interpreted to comply with the requirements of Rule 10b5-1(c). Buyer has not relied upon TWP or any person affiliated with TWP in connection with Buyer’s adoption or implementation of this Purchase Plan, and Buyer acknowledges that they have not received or relied on any representations from TWP concerning this Purchase Plan’s compliance with Rule 10b5-1.

10.	Buyer acknowledges and agrees that Buyer is responsible for making all filings, if any, required under Section 13 or Section 16 of the Exchange Act (and the rules and regulations thereunder) with respect to trades pursuant to this plan. TWP will promptly notify (no later than 7:00 p.m. Eastern time on the trading date of such transaction) the Issuer (to the attention of the persons named below) of any transaction effected under this plan.
Issuer Contacts:

Marcia Miller, (440) 498-2800 (fax), (440) 498-2627 (phone), mmiller@keithley.com

Diane Best, (440) 498-2800 (fax), (440) 498-2649 (phone), dbest@keithley.com
11.	This Purchase Plan shall be governed by and construed in accordance with the laws of the State of California and may be modified or amended only by a writing signed by the parties hereto and acknowledged by the Issuer. Buyer acknowledges and understands that any amendment to, or modification of, this plan shall be deemed to constitute the creation of a new trading plan. Accordingly, the parties hereto shall be required to restate and reaffirm as of the date of such amendment or modification, each of the representations and warranties of such party contained in this plan.
Thomas Weisel Partners LLC, One Montgomery Street, San Francisco, CA 94104
tel 415.364.2500 fax 415.364.2695 www.tweisel.com
San Francisco | New York | Boston | London

12.	TWP and any of its employees or agents acting in good faith pursuant to these instructions will be indemnified and held harmless by Buyer with respect to the execution of these instructions.

13.	Buyer represents and warrants that it is currently able to buy shares of Stock in accordance with the Issuer’s insider trading policies and Buyer has obtained the approval of the Issuer’s counsel to enter into this Purchase Plan.

14.	Sarbanes-Oxley Provision:
a.	Pension Fund Blackouts:

(i). Officers, directors and Issuer can not buy, sell, or transfer any stock acquired in connection with their service or employment during pension fund blackout periods (as that term is defined in the Sarbanes-Oxley Act) and any profits realized from such transactions will be recoverable by the Issuer.

(ii). The Buyer and/or Issuer holds the responsibility for informing TWP of any pension fund blackout periods. If the Buyer or the Issuer does not inform TWP of any pension fund blackout periods; and if TWP buys, sells, or transfers any stock acquired by the Buyer in connection with their service or employment as a result of not being informed by Buyer of the pension fund blackout period then the Buyer will be responsible for any and all expenses associated with the cancellation or reversal of the transaction by TWP effected on behalf of the Buyer.
IN WITNESS WHEREOF, the undersigned have signed this Purchase Plan as of the date written above.

/s/ Joseph Keithley	3/12/09	/s/ Mel Fisher	3/12/09

Joseph Keithley	Date	Mel Fisher S. Sales Supervisor Private Client Services	Date
Acknowledged by:

Keithley Instruments, Inc.
By:	/s/ Mark Plush	Date: 3/12/09
Mark Plush
Chief Financial Officer

102728017
Thomas Weisel Partners LLC, One Montgomery Street, San Francisco, CA 94104
tel 415.364.2500 fax 415.364.2695 www.tweisel.com
San Francisco | New York | Boston | London